MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners Inc. (“TIP Inc.”, together with its consolidated subsidiaries, the “Company”), and its performance for the three and six months ended June 30, 2019. This MD&A should be read in conjunction with: TIP Inc.’s audited consolidated financial statements for the year ended December 31, 2018, together with the notes thereto (the “Consolidated Financial Statements”), prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (“FASB”); TIP Inc.’s MD&A for the year ended December 31, 2018; and TIP Inc.’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2019 and notes thereto (the “Condensed Consolidated Financial Statements”), prepared in accordance with U.S. GAAP.

On February 7, 2017, Trilogy International Partners LLC, a Washington limited liability company (“Trilogy LLC”), and Alignvest Acquisition Corporation (“Alignvest”, now TIP Inc.), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, owns and controls a majority interest in Trilogy LLC. As of June 30, 2019, TIP Inc. holds a 68.6% economic ownership interest in Trilogy LLC.

All dollar amounts are in U.S. dollars (“USD”), unless otherwise stated. Amounts for subtotals, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of August 12, 2019 and was approved by the Company’s board of directors.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”). Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements include statements about the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company’s current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

  the absence of unforeseen changes in the legislative and operating frameworks for the Company;
  the Company meeting its future objectives and priorities;
  the Company having access to adequate capital to fund its future projects and plans;
  the Company’s future projects and plans proceeding as anticipated;
  taxes payable;
  subscriber growth, pricing, usage and churn rates;
  technology deployment;
  data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
  general economic and industry growth rates; and
  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading “Risk Factors” included in the Annual Information Form for the year ended December 31, 2018 (the “2018 AIF”) filed by TIP Inc. on SEDAR and (with TIP Inc.’s Annual Report on Form 40-F for the year ended December 31, 2018) on EDGAR, and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements include, without limitation:

  the Company’s, and Trilogy LLC’s, history of incurring losses and the possibility that the Company will incur losses in the future;
  the Company having insufficient financial resources to achieve its objectives;
  risks associated with any potential acquisition, investment or merger;
  the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks resulting therefrom;
  the Company’s and Trilogy LLC’s status as holding companies;
  the Company’s and its subsidiaries' ability to sell or purchase assets;
  the restrictive covenants in the documentation evidencing the Company’s outstanding indebtedness;
  the Company’s and Trilogy LLC's ability to incur additional debt despite their respective indebtedness levels;
  the Company’s ability to pay interest due on its indebtedness;
  the Company’s ability to refinance its indebtedness;
  the risk that the Company’s credit ratings could be downgraded;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which the Company participates;
  some of the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of “conflict minerals” in handsets and the availability of certain products, including handsets;
  anti-corruption compliance;
  intense competition in all aspects of the Company’s business;
  lack of control over network termination costs, roaming revenues and international long distance revenues;
  rapid technological change and associated costs;
  reliance on equipment suppliers, including Huawei Technologies (New Zealand) Company Limited (“Huawei”);
  subscriber churn risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  the Company’s future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to the Company’s wireless network;
  the ability of the Company to protect subscriber information and cybersecurity risks generally;
  actual or perceived health risks associated with handsets;
  litigation, including class actions and regulatory matters;
  fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on limited management resources;
  risks related to the minority shareholders of the Company’s subsidiaries;
  general economic risks;
  natural disasters, including earthquakes;
  foreign exchange rate changes;
  currency controls and withholding taxes;
  interest rate risk;
  Trilogy LLC’s ability to utilize carried forward tax losses;
  tax related risks;
  the Company’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
  Trilogy LLC’s obligations to make distributions to the Company and the other owners of Trilogy LLC;
  differing interests among TIP Inc.'s and Trilogy LLC’s other equity owners in certain circumstances;
  the Company’s internal controls over financial reporting;
  an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012;
  additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;

  risks that the market price of the common shares of TIP Inc. (the “Common Shares”) may be volatile and may continue to be significantly depressed;
  risks that substantial sales of Common Shares may cause the price of the shares to decline;
  risks that the Company may not pay dividends;
  restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends;
  dilution of the Common Shares and other risks associated with equity financings;
  risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares;
  new laws and regulations; and
  risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

The U.S. government has recently announced executive action that could impact the Company’s ability to continue obtaining products or services required to operate its networks from suppliers such as Huawei. Though the extent and potential consequences of the U.S. government action are as yet uncertain, it may have a material and adverse effect on the Company’s ability to continue to operate and expand its networks and business. The Company believes that there are a number of alternative suppliers available to it; however, if the Company is unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, the Company’s ability to maintain and expand its networks and business may be materially and adversely affected. Further, even if there are alternative suppliers available to it on acceptable terms, the costs and impact on the Company’s operations of employing alternative equipment could materially and adversely affect the Company.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management’s beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and Other Industry Data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is based on the Company’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company’s market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in TIP Inc.’s 2018 AIF under the heading “Risk Factors” and discussed herein under the heading “Cautionary Note Regarding Forward-Looking Statements”. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, “2degrees”, “NuevaTel” and “Viva”. The Company has omitted the “®,” “™” and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to residential and enterprise customers in New Zealand. The Company’s services cover an aggregate population of 15.9 million persons. The Company’s founding executives launched operations of the Company’s Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”), in 2000, when it was owned by Western Wireless Corporation (“Western Wireless”).

Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. Trilogy LLC launched its greenfield operations in New Zealand, Two Degrees Mobile Limited (“2degrees”), in 2009. As of June 30, 2019, the Company had approximately 1,824 employees.

The Company’s Strategy

The Company’s strategy is to build, acquire and manage wireless and wireline operations in markets that are located outside the United States of America and demonstrate the potential for continuing growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of the Company’s markets in different stages of smartphone and other data-enabled device penetration.

The Company’s wireless services are provided using a variety of communication technologies: Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”). Deployment of 4G in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 3G and 4G services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. Furthermore, in light of the fact that LTE standards are now ratified, the Company expects that in the foreseeable future 4G LTE networks will be enhanced with 4.5G and 4.9G services, which are recognized in the industry as LTE Advanced and LTE Advanced Pro, respectively. This evolution is expected to be accomplished mainly through commercial software releases by our network equipment manufacturers.

In April 2015, the Company entered the New Zealand fixed broadband market through the acquisition of a broadband business which allows it to provide both mobile and broadband services to subscribers via bundled products. The sale of bundled services in New Zealand facilitates better customer retention and the ability to capture a larger share of household communications revenues and small and medium enterprise customers.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The effect of these fluctuations are referenced in the remainder of this document as “impact of foreign currency”. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	June 30, 2019	December 31, 2018	% Change
End of period NZD to USD exchange rate	0.67	0.67	0%

	Three Months Ended June 30,				Six Months Ended June 30,
	2019	2018	% Change		2019	2018	% Change
Average NZD to USD exchange rate	0.66	0.70	(6%	)	0.67	0.72	(6%	)

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollar (“CAD” or “C$”), expressed in USD, as quoted by the Bank of Canada.

	June 30, 2019	December 31, 2018	% Change
End of period CAD to USD exchange rate	0.76	0.73	4%

	Three Months Ended June 30,				Six Months Ended June 30,
	2019	2018	% Change		2019	2018	% Change
Average CAD to USD exchange rate	0.75	0.77	(3%	)	0.75	0.78	(4%	)

Overall Performance

The table below summarizes the Company’s key financial metrics for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended		Six Months Ended
	June 30,		June 30,		% Variance
(in thousands)	2019	2018	2019	2018	3 mo. vs 3 mo.		6 mo. vs 6 mo.
Postpaid wireless subscribers	783	754	783	754	4%		4%
Prepaid wireless subscribers	2,551	2,855	2,551	2,855	(11%	)	(11%	)
Other wireless subscribers(1)	58	60	58	60	(3%	)	(3%	)
Wireline subscribers	93	75	93	75	25%		25%
Total ending subscribers	3,486	3,744	3,486	3,744	(7%	)	(7%	)

(in millions, unless otherwise noted)
Service revenues	$136.1	$147.6	$271.2	$296.5	(8%	)	(9%	)
Total revenues	$179.6	$198.1	$367.3	$400.8	(9%	)	(8%	)
Net loss	$(6.4)	$(6.3)	$(9.2)	$(13.6)	(1%	)	32%
Consolidated Adjusted EBITDA(2)	$35.7	$37.5	$72.8	$70.3	(5%	)	4%
Consolidated Adjusted EBITDA Margin(2)	26%	25%	27%	24%	n/m		n/m
Capital expenditures(3)	$21.6	$20.8	$40.9	$38.2	4%		7%

n/m - not meaningful
(1)Includes public telephony and other wireless subscribers.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable U.S. GAAP financial measures, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.
(3)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Adoption of New Revenue Standard

In May 2014, the FASB issued an Accounting Standard Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted this new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted.

See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 11 – Revenue from Contracts with Customers to the Condensed Consolidated Financial Statements for further information.

Q2 2019 Highlights

  Strong growth in New Zealand postpaid wireless subscribers which increased by 43 thousand, or 11%, compared to the second quarter of 2018.

  New Zealand wireline subscribers increased by 19 thousand, or 25%, compared to the second quarter of 2018, driving a 15% increase in New Zealand wireline service revenues, excluding the impact of foreign currency.

  Excluding the impact of foreign currency, New Zealand postpaid service revenues increased 5% in the second quarter of 2019, compared to the second quarter of 2018 (a decline of 1% including the impact of foreign currency).

  Excluding the impact of foreign currency, New Zealand service revenues increased 3%, compared to the second quarter of 2018 (a decline of 3% including the impact of foreign currency).

  Strong growth in LTE adoption in Bolivia as LTE users increased 67%, compared to the second quarter of 2018.

  Consolidated Adjusted EBITDA in the second quarter declined 5% over the prior year. Excluding the impact of foreign currency, Consolidated Adjusted EBITDA declined 1%, compared to the second quarter of 2018, due to declines in Bolivia which were mostly offset by increases in New Zealand. Consolidated Adjusted EBITDA margin increased to 26% in the second quarter of 2019, compared to 25% in the second quarter of 2018, driven by a $3.6 million decline in sales and marketing for the implementation of the new revenue standard and related deferral of certain contract acquisition costs.

  LTE sites on air increased 7% over the second quarter of 2018, as 99% of New Zealand and 90% of Bolivian network sites are now LTE-enabled.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions” at the end of this MD&A).

Subscriber Count

	As of June 30,			% Variance
(in thousands)	2019	2018		2019 vs 2018
New Zealand
Postpaid wireless subscribers	451	408		11%
Prepaid wireless subscribers	954	984	(1)	(3%	)
Wireline subscribers	93	75		25%
New Zealand Total	1,499	1,466		2%

Bolivia
Postpaid wireless subscribers	332	346		(4%	)
Prepaid wireless subscribers	1,597	1,872		(15%	)
Other wireless subscribers(2)	58	60		(3%	)
Bolivia Total	1,988	2,278		(13%	)

Consolidated
Postpaid wireless subscribers	783	754		4%
Prepaid wireless subscribers	2,551	2,855	(1)	(11%	)
Other wireless subscribers(2)	58	60		(3%	)
Wireline subscribers	93	75		25%
Consolidated Total	3,486	3,744		(7%	)

(1)Includes approximately 37 thousand deactivations of prepaid wireless subscribers relating to the 2degrees’ planned shutdown of its 2G services in March 2018.
(2)Includes public telephony and other wireless subscribers

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period in which the services are discontinued. Wireless subscribers include both postpaid and prepaid services for voice-only, data-only or a combination thereof in both the Company’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia. Wireline subscribers comprise the subscribers associated with the Company’s fixed broadband product in New Zealand.

The Company ended June 30, 2019 with 3.5 million consolidated subscribers, of which 3.4 million were wireless subscribers, a decline of 276 thousand wireless subscribers compared to June 30, 2018.

  New Zealand’s wireless subscriber base increased 1% compared to June 30, 2018, driven by an 11% increase in postpaid wireless subscribers, partially offset by a 3% reduction in prepaid subscribers. As of June 30, 2019, 2degrees’ wireline subscriber base increased 25%, compared to June 30, 2018.

  Bolivia’s wireless subscriber base declined 13% compared to June 30, 2018, reflecting a decline of 15% in prepaid subscribers. Prepaid subscribers comprise the majority of the wireless subscriber base. Postpaid subscribers as of June 30, 2019 declined 4%, compared to June 30, 2018.

See the New Zealand and Bolivia Business Segment Analysis sections of this MD&A for additional information regarding the changes in subscribers.

Consolidated Key Performance Metrics(1)

	Three Months Ended		Six Months Ended
	June 30,		June 30,		% Variance
(not rounded, unless otherwise noted)	2019	2018	2019	2018	3 mo. vs 3 mo.		6 mo. vs 6 mo.
Monthly blended wireless ARPU	$11.34	$11.65	$11.36	$11.74	(3%	)	(3%	)
Monthly postpaid wireless ARPU	$27.12	$29.97	$26.85	$29.77	(10%	)	(10%	)
Monthly prepaid wireless ARPU	$6.39	$6.58	$6.49	$6.65	(3%	)	(2%	)
Cost of acquisition	$45.28	$42.83	$42.72	$45.95	6%		(7%	)
Equipment subsidy per gross addition	$4.19	$6.63	$2.49	$6.60	(37%	)	(62%	)
Blended wireless churn	5.29%	5.93%	5.08%	5.85%	n/m		n/m
Postpaid wireless churn	1.59%	1.65%	1.59%	1.73%	n/m		n/m
Capital expenditures (in millions)(2)	$21.6	$20.8	$40.9	$38.2	4%		7%
Capital intensity	16%	14%	15%	13%	n/m		n/m

n/m - not meaningful
(1)For definitions, see “Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures-Definitions” in this MD&A.
(2)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Monthly Blended Wireless ARPU – average monthly revenue per wireless user

Monthly blended wireless ARPU decreased 3% for both the three and six month periods ended June 30, 2019 compared to the same periods in 2018, due to declines in both New Zealand and Bolivia.

The impact of foreign currency was the primary driver of the ARPU reduction, which was also impacted by competitive pricing in Bolivia. Excluding the impact of foreign currency, consolidated monthly blended wireless ARPU would have been flat for both the three and six month periods ended June 30, 2019, compared to the same periods in 2018.

In Bolivia, the decrease in blended wireless ARPU for the three and six months ended June 30, 2019 was primarily attributable to the competitive market environment which resulted in prepaid and postpaid pricing declines. Additionally, Bolivia postpaid wireless ARPU declined 12% and 10% for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, driven by the $1.2 million and $2.6 million impact, respectively, of the implementation of the new revenue standard in 2019 and related reallocation from service to equipment revenue as well as data pricing declines. Excluding the impact of the new revenue standard, Bolivia postpaid wireless ARPU declined 7% and 5% for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018.

Excluding the impact of foreign currency and the implementation of the new revenue standard in 2019, consolidated monthly blended wireless ARPU increased 2% and 1% for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018.

Cost of Acquisition

The Company’s cost of acquisition for its segments is largely driven by increases or decreases in equipment subsidies, as well as fluctuations in its sales and marketing, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition increased 6% and decreased 7% for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. For the three months ended June 30, 2019, the increase in cost of acquisition was driven by a higher decrease in gross additions in Bolivia that was not offset by the decrease in sales and marketing in both Bolivia and New Zealand. For the six months ended June 30, 2019, the decrease was mainly attributable to a decrease in New Zealand, primarily in sales and marketing per gross addition. The decrease in consolidated sales and marketing was primarily due to the $3.6 million and $7.8 million in the three and six months ended June 30, 2019, respectively, for the impact of the implementation of the new revenue standard and related deferral of certain contract acquisition costs.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company’s cost of acquisition, have centered on an increasing demand for, and promotion of, LTE-enabled devices. In New Zealand, growth in the wireline subscriber base has resulted in an increase in wireline equipment costs. The Company also periodically offers equipment subsidies in New Zealand on certain plans and higher-end wireless devices; however, there has been less of a focus on handset subsidies since the launch of the Equipment Installment Plan (“EIP”) in the third quarter of 2014. In Bolivia, a comparatively new entrant into smartphone-centric usage, equipment subsidies are used to encourage LTE-enabled device adoption. The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. In 2018, Bolivia began offering the option to pay for handsets in installments using an EIP, which has decreased handset subsidies.

For the three and six months ended June 30, 2019, equipment subsidy per gross addition decreased 37% and 62%, respectively, compared to the same periods in 2018. These decreases were driven primarily by a decrease in handset subsidies in Bolivia.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events, holidays and tourism in New Zealand during summer vacation. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off and new device or service launches.

Both New Zealand and Bolivia evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements, and customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn.

Blended wireless churn decreased 64 basis points and 77 basis points for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to reduced churn in Bolivia. The decrease in churn in Bolivia was primarily due to a promotion in the first and second quarter of 2018 which encouraged new subscriber acquisitions over customer retention, which resulted in a higher rate of churn in those 2018 periods.

Capital Expenditures

Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The wireless communications industry requires significant and on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company’s cash flows; therefore, planning, funding and managing such investments is a key focus.

Capital expenditures represent purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the three and six months ended June 30, 2019, compared to the same periods in 2018, the capital intensity percentage increased primarily due to an increase in capital expenditures in New Zealand resulting from the timing of expenditures and to meet network capacity developments. In addition, beginning in July 2018 as a result of revisions to the terms and conditions of the fixed broadband agreements with customers, the Company began to capitalize modem equipment purchases.

Results of Operations

Consolidated Revenues

	Three Months Ended		Six Months Ended
	June 30,		June 30,		% Variance
(in millions)	2019	2018	2019	2018	3 mo. vs. 3 mo.		6 mo. vs 6 mo.
Revenues:
Wireless service revenues	$116.0	$127.7	$232.4	$256.9	(9%	)	(10%	)
Wireline service revenues	17.2	15.9	33.8	31.1	8%		9%
Equipment sales	43.5	50.5	96.2	104.3	(14%	)	(8%	)
Non-subscriber ILD and other revenues	2.9	4.0	5.0	8.5	(29%	)	(41%	)
Total revenues	$179.6	$198.1	$367.3	$400.8	(9%	)	(8%	)

Consolidated Wireless Service Revenues
Wireless service revenues decreased $11.7 million and $24.5 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Excluding the impact of foreign currency, wireless service revenues decreased $7.7 million and $16.2 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. The Company’s implementation of the new revenue standard and the related reallocation from service to equipment revenue accounted for a decline of $1.2 million and $2.6 million in wireless service revenues for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily associated with postpaid wireless service revenues in Bolivia. The remaining decrease in wireless service revenues was attributable to a decline in prepaid wireless service revenues in Bolivia due to the decline in the prepaid subscriber base and prepaid wireless ARPU.

Consolidated Wireline Service Revenues
Wireline service revenues increased $1.3 million and $2.7 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to the 25% growth in the wireline subscriber base in New Zealand. Excluding the impact of foreign currency, wireline service revenues increased $2.2 million and $4.6 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018.

Consolidated Equipment Sales
Equipment sales decreased $6.9 million and $8.1 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Excluding the impact of foreign currency, equipment sales decreased $4.0 million and $1.9 million, compared to the same periods in 2018. These decreases were due to the reduced volume of higher-cost devices sold and higher subsidies offered over the prior year in New Zealand.

Additionally, during the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories. The retailer was 2degrees’ largest individual customer of handsets and devices representing 12% of the Company’s consolidated total revenues in 2018. Equipment sales through this channel were historically low-margin sales and included subscriber equipment replacements and thus not correlated with subscriber activation volumes.

Consolidated Non-subscriber International Long Distance (“ILD”) and Other Revenues
Non-subscriber ILD and other revenues decreased $1.2 million and $3.5 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, due to a decline in the volume of other operators’ subscribers’ traffic on our network and lower rates in an agreement with an ILD operator in New Zealand beginning in the third quarter of 2018.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company’s operations and its corporate headquarters.

	Three Months Ended		Six Months Ended
	June 30,		June 30,		% Variance
(in millions)	2019	2018	2019	2018	3 mo. vs 3 mo.		6 mo. vs 6 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$48.1	$50.8	$97.9	$105.6	(5%	)	(7%	)
Cost of equipment sales	45.7	55.0	98.7	113.0	(17%	)	(13%	)
Sales and marketing	20.9	24.6	40.4	52.1	(15%	)	(22%	)
General and administrative	30.9	33.9	64.8	66.1	(9%	)	(2%	)
Depreciation, amortization and accretion	27.7	28.8	54.4	56.7	(4%	)	(4%	)
(Gain) loss on disposal of assets and sale- leaseback transaction	(0.2)	0.1	(7.6)	-	(436%	)	n/m
Total operating expenses	$172.9	$193.1	$348.6	$393.5	(10%	)	(11%	)

Consolidated Cost of Service
Cost of service expense decreased $2.7 million and $7.7 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to declines in New Zealand. The declines in New Zealand were partially attributable to the impact of foreign currency of $1.7 million and $3.8 million for the three and six months ended June 30, 2019, respectively. Additionally, there were declines in non-subscriber interconnection costs associated with reduced roamer traffic and lower non-subscriber interconnection rates with a certain operator beginning in the third quarter of 2018.

Consolidated Cost of Equipment Sales
Cost of equipment sales decreased $9.3 million and $14.3 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Excluding the impact of foreign currency, cost of equipment sales declined $6.3 million and $8.0 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to decreases in New Zealand associated with a decline in the volume of sales of higher cost devices. Additionally, as discussed above, during the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories.

Consolidated Sales and Marketing
Sales and marketing decreased $3.7 million and $11.7 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. The Company’s implementation of the new revenue standard in 2019 and related deferral of certain contract acquisition costs accounted for $3.6 million and $7.8 million of the declines in sales and marketing for the three and six months ended June 30, 2019, respectively. There were also declines in advertising and promotions costs of $0.5 million and $3.5 million in New Zealand for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018.

Consolidated General and Administrative
General and administrative costs decreased $3.0 million and $1.3 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Bad debt expenses in New Zealand declined $1.7 million and $2.1 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Additionally, there was a decline of $0.7 million and $1.2 million of consolidated costs related to the implementation of the new revenue standard for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. For the six months ended June 30, 2019, these declines were partially offset by an increase of costs in Bolivia of $4.3 million in connection with the initial closing of the agreement to sell and leaseback certain network towers, including related transaction taxes, bank fees, and other deal costs in the first quarter of 2019.

Consolidated Gain on Disposal of Assets and Sale-Leaseback Transaction
Gain on disposal of assets and sale-leaseback transaction increased $0.3 million and $7.6 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to the gain recognized on the tower sale transaction in Bolivia during the first quarter of 2019 and related amortization of deferred gain during the second quarter of 2019.

Consolidated Other Expenses (Income)

	Three Months Ended		Six Months Ended
	June 30,		June 30,		% Variance
(in millions)	2019	2018	2019	2018	3 mo. vs 3 mo.		6 mo. vs 6 mo.
Interest expense	$11.8	$11.5	$23.5	$22.6	3%		4%
Change in fair value of warrant liability	(0.1)	(2.8)	0.3	(5.1)	96%		106%
Other, net	0.2	0.5	1.4	(0.5)	(56%	)	358%

Consolidated Interest Expense
Interest expense increased $0.3 million and $0.9 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. For the six months ended June 30, 2019, the increase was primarily due to an increase in the average outstanding balance and weighted average interest rate of the New Zealand senior facilities agreement.

Consolidated Change in Fair Value of Warrant Liability
As of February 7, 2017, in connection with the completion of the Arrangement, TIP Inc.’s outstanding warrants were classified as a liability, as the warrants are written options that are not indexed to the Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statement of Operations. The non-cash gain from the change in fair value of the warrant liability decreased by $2.7 million and $5.4 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, due to changes in the trading price of the warrants.

Consolidated Other, Net
Other, net expense decreased $0.3 million and Other, net income decreased $1.9 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. These variances were due to individually insignificant items.

Consolidated Income Taxes

	Three Months Ended		Six Months Ended
	June 30,		June 30,		% Variance
(in millions)	2019	2018	2019	2018	3 mo. vs 3 mo.		6 mo. vs 6 mo.
Income tax expense	$1.1	$2.2	$2.8	$4.0	(48%	)	(30%	)

Income Tax Expense

Income tax expense declined $1.1 million and $1.2 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to lower pre-tax earnings in Bolivia.

Business Segment Analysis

The Company’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections, as well as in-home use based on WiMAX technology. In New Zealand, fixed-broadband communications services, or wireline services, have been offered since May 2015.

The Company’s networks support several digital technologies: GSM, 3G, 4G LTE and WiMAX. In New Zealand, the Company launched 4G LTE services in 2014 and the Company had 1,096 4G LTE sites on-air as of June 30, 2019. In Bolivia, the Company launched 4G LTE services in May 2015 and the Company had 1,129 4G LTE sites on-air as of June 30, 2019.

	2degrees	NuevaTel
Trilogy LLC Ownership Percentage as of June 30, 2019	73.3%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	4.5	11.3
Wireless Penetration(2)	144%	85%
Company Wireless Subscribers (in thousands) as of June 30, 2019	1,405	1,988
Company Market Share of Wireless Subscribers(2)	23%	20%

(1)Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2018.
(2)Source: Management estimate based on most currently available information.

Following its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share. Based on the most currently available information, management estimates that the New Zealand operation has a market share of wireless subscribers of 23%. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market where we estimate 2degrees has approximately a 13% share of the revenue.

The Bolivian market also consists of three mobile operators. Based on the most currently available information, management estimates that the Bolivian operation has a market share of wireless subscribers of 20%. The cash flow generated from its operations has been used to fund its ongoing 4G LTE network expansion as well as to pay dividends to shareholders. Bolivia has low smartphone and broadband penetration compared to other Latin American markets, thus creating opportunity for continued growth in data usage. Furthermore, the Company believes that the availability of LTE-enabled devices at prices affordable to Bolivian customers, the introduction of other mobile data-capable devices and the availability of additional content will accelerate the rate of LTE-enabled devices penetration and data usage in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of June 30, 2019, Company-controlled entities owned 73.3% of 2degrees with the remaining interests (26.7%) owned by Tesbrit B.V., a Dutch investment company.

Overview

2degrees successfully entered the New Zealand market in 2009. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand (“Spark”)), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of the Organization for Economic Co-operation and Development countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half and rapidly gained market share. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service.

Additionally, 2degrees provides fixed broadband communications services to residential and enterprise customers.

Services; Distribution; Network; 2degrees Spectrum Holdings
For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2018.

Governmental Regulation

New Zealand’s Minister of Broadcasting, Communications and Digital Media, supported by the Ministry of Business Innovation and Employment (“MBIE”), advises the government on policy for telecommunications and spectrum issues. Following a general election in October 2017, the New Zealand Labour, New Zealand First and Green parties formed a new coalition government. The current Minister of Broadcasting, Communications and Digital Media is a New Zealand Labour MP, appointed to this position in September 2018. The New Zealand Labour party has signaled particular interest in digital content, digital inclusion, regional and broadcasting issues.

The MBIE administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700 MHz spectrum rights expire in, or can be extended to, 2031; the 2degrees 1800 MHz and 2100 MHz spectrum rights expire in 2021. The MBIE has announced that the government intends to renew 2degrees’ 1800 MHz and 2100 MHz rights but will hold back, for future use, 5 MHz in each of the transmit and receive frequencies from 2degrees’ 1800 MHz license renewal. (The MBIE will withdraw 5MHz in the transmit and receive frequencies from Vodafone’s and Spark’s 1800 MHz renewals in 2021 as well). As a result, 2degrees will hold 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum following the renewals in 2021. The New Zealand government has indicated that the cost to 2degrees for these renewals will be approximately $50 million NZD and installment terms will be offered, which is consistent with 2degrees’ expectations. The MBIE is also preparing for the introduction of fifth generation wireless services (“5G”) in New Zealand, including consideration of 5G spectrum allocation and timing. In line with international developments, the government has announced its intention to auction 5G rights in the 3.5 GHz band in 2020, although it has yet to provide the exact timing or allocation details. The MBIE is currently considering technical issues related to such an allocation. The MBIE is considering other potential 5G bands, including 600 MHz and mmWave spectrum (above 20 GHz) for allocation in the future.

The politically independent Commerce Commission of New Zealand (the “Commerce Commission”) is responsible for implementation of New Zealand’s Telecommunications Act 2001. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace and identifies telecommunications services that warrant regulation. The Commerce Commission’s recommendations are made to the Minister of Broadcasting, Communications and Digital Media. For services that are regulated, the Commerce Commission is authorized to set price and/or non-price terms for services and to establish enforcement arrangements applicable to regulated services. The Commerce Commission’s responsibilities include wholesale regulation of the fixed line access services that 2degrees offers, including unbundled bitstream access. The Commerce Commission is currently conducting a study of the mobile market. The purpose of this review is to develop a common understanding of the competitive landscape and any future competition issues. The study considers both evolving consumer preferences and technological shifts, including implications of fixed-mobile convergence and 5G for infrastructure sharing and wholesale access regulation. The Commerce Commission has been consulting with industry stakeholders. The Commission’s preliminary findings were released in May 2019 and did not consider wholesale access regulation to be justified at this time. A final report is expected to be released in late September 2019.

The New Zealand government completed a review of the Telecommunications Act 2001 and issued policy recommendations in June 2017. As a result, legislation was passed late in 2018 that sets out a new regulatory framework for fiber services, which 2degrees employs for the provision of both fixed broadband and mobile communications services to its customers. The legislation takes a regulated “utility style” building blocks approach, representing a shift from the existing Total Service Long Run Increment Cost pricing approach applied to copper services. Copper services will be deregulated in areas where fiber services are available. The Commerce Commission is now responsible for implementing this new utility style framework for fiber. It has begun, and will continue, to conduct extensive industry consultations regarding this so that it can put in place the new regime by January 2022, as required. An ‘emerging views’ paper regarding the fiber input methodologies it will adopt was published in late May 2019. Industry responses were submitted in July 2019. A draft decision is expected in November 2019, with a final input methodology decision and consultations on draft price and quality regulation not expected until 2020.

In addition, access to fiber unbundling is required to be provided beginning in 2020 under separate Deeds of Open Access Undertakings (Fibre Deeds). This fiber unbundling is exempt from price and regulation under the new fiber regime for the first regulatory period (until 2025); however, it is subject to equivalence and non-discrimination obligations within the Fibre Deeds. The Commission has announced that it will consult with industry stakeholders on guidance on these obligations in the third quarter of 2019.

Under the new legislation, telecommunications monitoring is also being expanded to provide a greater emphasis on service quality rather than the current focus on price and coverage. We expect the Commerce Commission to consult with industry stakeholders on the collection of retail service quality data late 2019.

There are no major changes to the regulation of mobile-specific services, but the new legislation streamlines various Telecommunications Act 2001 processes, shortening the time for implementation of future regulations, which could include rules governing the mobile sector.

The New Zealand government has taken an active role in funding fiber (the Ultra-Fast Broadband Initiative) and wireless infrastructure (the Rural Broadband Initiative or “RBI”) to enhance citizens’ access to higher speed broadband services. The Ultra-Fast Broadband Initiative has been extended over time and fiber is now expected to reach 87% of the population by December 2022. In addition, the government announced an extension of the RBI to RBI2 (“RBI2”) and a Mobile Black Spots Fund (“MBSF”). The New Zealand government initially allocated a fund of $150 million NZD for RBI2 and MBSF. In April 2017, the three national mobile providers, 2degrees, Vodafone and Spark, formed a joint venture to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. In August 2017, the New Zealand government signed an agreement with the joint venture to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). Under the RBI2 Agreement, each joint venture partner, including 2degrees, committed to invest $20 million NZD over several years in accordance with payment milestones agreed upon between the parties to the agreement. 2degrees will also contribute to the operating costs of the RBI2 network. In December 2018, details of a further extension of the RBI2/MBSF were announced. This is expected to extend coverage to 99.8% of the population and is funded with an additional $145 million NZD.

In the past, New Zealand’s government has supported competition in the telecommunications market. In February 2017, the Commerce Commission rejected a proposed merger between Vodafone and Sky Network Television, a satellite pay television provider, on grounds that the transaction would lessen competition. The government also has previously imposed limits on the quantity of spectrum that any one party and its associates can hold in specific frequency bands, and has permitted purchasers of spectrum rights to satisfy their purchase payment obligations over time (both of which assisted 2degrees’ ability to acquire spectrum rights); however, the government does not have a clear policy to continue these practices.

New Zealand - Operating Results

	Three Months Ended			Six Months Ended
	June 30,			June 30,			% Variance
(in millions, unless otherwise noted)	2019	2018		2019	2018		3 mo. vs 3 mo.		6 mo. vs. 6 mo.
Service revenues	$84.3	$86.7		$167.2	$175.7		(3%	)	(5%	)
Total revenues	$126.3	$136.5		$258.9	$278.5		(7%	)	(7%	)
Data as a % of wireless service revenues(1)	71%	67%		70%	66%		n/m		n/m
New Zealand Adjusted EBITDA	$27.0	$22.0		$52.3	$40.8		23%		28%
New Zealand Adjusted EBITDA Margin(2)	32%	25%		31%	23%		n/m		n/m

Postpaid Subscribers (in thousands)
Net additions	14	7		21	12		91%		71%
Total postpaid subscribers	451	408		451	408		11%		11%

Prepaid Subscribers (in thousands)
Net (losses) additions	(23)	1	(3)	(11)	(42	)(3)	n/m		73%
Total prepaid subscribers	954	984		954	984		(3%	)	(3%	)

Total wireless subscribers (in thousands)	1,405	1,392		1,405	1,392		1%		1%

Wireline Subscribers (in thousands)
Net additions	6.2	2.9		11.6	6.1		112%		90%
Total wireline subscribers	93	75		93	75		25%		25%

Total ending subscribers (in thousands)	1,499	1,466		1,499	1,466		2%		2%

Blended wireless churn	2.83%	2.25%	(3)	2.74%	3.03%	(3)	n/m		n/m
Postpaid churn	1.25%	1.61%		1.26%	1.69%		n/m		n/m

Monthly blended wireless ARPU (not rounded)	$15.43	$16.20		$15.47	$16.30		(5%	)	(5%	)
Monthly postpaid wireless ARPU (not rounded)	$32.07	$35.65		$31.86	$35.94		(10%	)	(11%	)
Monthly prepaid wireless ARPU (not rounded)	$7.60	$7.90	(3)	$7.74	$7.85	(3)	(4%	)	(1%	)

Residential wireline ARPU (not rounded)	$47.53	$52.39		$47.80	$52.14		(9%	)	(8%	)

Capital expenditures (4)	$16.0	$12.8		$31.0	$25.9		25%		19%
Capital intensity	19%	15%		19%	15%		n/m		n/m

n/m - not meaningful
(1)Definition of wireless data revenues has been updated to exclude revenues related to SMS usage. See "Definitions and Reconciliations of Non- GAAP Measures- Key Industry Performance Measures-Definitions" in this MD&A.
(2)New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand service revenues.
(3) Includes approximately 12 thousand reconnections and 37 thousand deactivations of prepaid wireless subscribers in the three and six months ended June 30, 2018, respectively, relating to the 2G network shutdown that occurred in the first quarter of 2018. Exclusive of these deactivations, prepaid net subscriber additions would have been 11 thousand net losses and 5 thousand net losses, blended wireless churn would have been 2.45% and 2.56% and monthly prepaid wireless ARPU would have been $7.57 and $7.71 for the three and six months ended June 30, 2018, respectively.
(4)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Three and Six Months Ended June 30, 2019 Compared to Same Periods in 2018

Service revenues declined $2.4 million and $8.5 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Excluding the impact of foreign currency, service revenues increased $2.7 million and $2.2 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. These increases were due to higher postpaid wireless and wireline service revenues driven by the larger postpaid and wireline subscriber bases. Subscriber revenues, which is a component of service revenues and includes postpaid and prepaid wireless service revenues and wireline service revenues, decreased $0.5 million and $2.5 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Excluding the impact of foreign currency, subscriber revenues increased $4.4 million and $7.6 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. These increases in subscriber revenues were partially offset by declines in roamer revenues and non-subscriber ILD revenues attributable to declines in the volume of other operators’ subscribers’ traffic on our network and lower rates in an agreement with an ILD operator beginning in the third quarter of 2018.

Total revenues declined $10.2 million and $19.6 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Excluding the impact of foreign currency, total revenues decreased $2.1 million and $2.6 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to a decline in equipment sales associated with decreased sales of higher priced devices and higher subsidies offered over the same periods in the prior year. Additionally, during the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories. The decline in total revenues was offset by increases in service revenues, excluding the impact of foreign currency, discussed above.

For the three and six months ended June 30, 2019, compared to the same periods in 2018, operating expenses declined $17.5 million and $34.8 million, respectively ($9.6 million and $18.1 million, respectively, excluding the impact of foreign currency), primarily due to the following:

  Cost of service declined $1.9 million and $6.3 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, partially attributable to the impact of foreign currency of $1.7 million and $3.8 million, respectively. The decreases in cost of service were also attributable to declines in non-subscriber interconnection costs primarily associated with a reduction in roamer traffic and lower non-subscriber interconnection rates with a certain operator. These declines were partially offset by transmission expense increases associated with the growth of the wireline subscriber base;

  Cost of equipment sales declined $7.8 million and $11.9 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Excluding the impact of foreign currency, cost of equipment sales declined $4.9 million and $5.6 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to decreases in the volume of higher cost device sales;

  Sales and marketing declined $3.7 million and $10.8 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. The Company’s implementation of the new revenue standard and resulting deferral of certain commissions expenses accounted for $2.4 million and $5.0 million of the decline in commissions costs during the three and six months ended June 30, 2019, respectively. Additionally, there were declines in advertising and promotions costs of $0.5 million and $3.5 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. These declines were attributable to higher costs associated with 2degrees’ new brand campaign and the launch of new plans and promotions during the first half of 2018 along with production costs timing. We anticipate higher levels of advertising expenses to be incurred in the second half of 2019. The impact of foreign currency of $1.0 million and $2.1 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, also contributed to the total declines in sales and marketing;

  General and administrative declined $3.5 million and $4.0 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to a reduction in bad debt expenses and the impact of foreign currency. The decline in bad debt expense was attributable to higher sales of EIP receivables, accounts receivable recovery efforts and improved credit risk of our customer portfolio. The impact of foreign currency was a decrease of $1.2 million and $2.4 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018; and

  Depreciation, amortization and accretion declined $1.3 million and $2.5 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to the impact of foreign currency.

New Zealand Adjusted EBITDA increased $5.0 million and $11.5 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Excluding the impact of foreign currency, New Zealand Adjusted EBITDA increased $6.3 million and $14.0 million for the three and six months ended June 30, 2019, respectively. These increases were primarily the result of increases in subscriber revenues described above. The declines in general and administrative and sales and marketing also contributed to the increases in Adjusted EBITDA.

Capital expenditures increased $3.2 million and $5.0 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. These increases were primarily due to the timing of those expenditures and network capacity developments. In addition, beginning in July 2018 as a result of revisions to the terms and conditions of the fixed broadband agreements with customers, the Company began to capitalize modem equipment purchases.

Subscriber Count

2degrees’ wireless subscriber base increased 1%, compared to June 30, 2018, driven by an 11% increase in postpaid wireless subscribers. As of June 30, 2019, postpaid wireless subscribers comprised 32% of the total wireless subscriber base, an increase of approximately three percentage points from June 30, 2018. Postpaid wireless subscriber growth was driven by a 91% and 71% increase in postpaid net additions for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. These increases were attributable to the enhancements to postpaid offers, including the launch of new unlimited plans during the second quarter of 2019 coupled with improvements in postpaid churn and promotional offers. As of June 30, 2019, 2degrees’ wireline subscriber base increased 25% compared to the second quarter of 2018. Our wireline subscriber increase was mainly due to 2degrees’ competitive offerings, including valued-added enhancements such as an offer of a free 12-month subscription to Amazon Prime with a 12-month unlimited broadband plan offer during the second quarter of 2019. Additionally, cross selling of wireline services to 2degrees wireless subscribers continues to positively impact the growth of the wireline customer base.

Blended Wireless ARPU

2degrees’ blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by the subscriber and the mix of service plans and bundles.

Blended wireless ARPU decreased 5% for both the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, due to the impact of foreign currency. Excluding the impact of foreign currency, blended wireless ARPU increased 1% for both the three and six months ended June 30, 2019, compared to the same periods in 2018. These increases were attributable to the higher proportion of postpaid wireless subscribers offset by declines in roaming revenue per average subscriber and declines in postpaid revenue per average postpaid subscriber. Excluding the impact of foreign currency, blended wireless ARPU related to data revenues increased 6% and 7% for the three and six months ended June 30, 2019, compared to the same periods in 2018, respectively.

New Zealand Business Outlook, Competitive Landscape and Industry Trend

The New Zealand Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2018.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high quality subscriber care. NuevaTel focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency and a strong national brand. As of June 30, 2019, NuevaTel had approximately 2.0 million wireless subscribers which management estimates to be a market share of 20%.

Services; Distribution; Network; NuevaTel Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2018.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the first license expires in November 2019, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using WiMAX and fixed LTE technologies through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT required carriers to implement number portability by October 1, 2018, an obligation which NuevaTel has satisfied. It requires wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo (a wireless competitor to NuevaTel) and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas through mid-2022. NuevaTel has met its 4G LTE launch commitments thus far and intends to continue to satisfy this commitment.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice on procedural grounds, but the ATT was given the right to impose a new fine. The ATT has until December 2019 to do so. Should it decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also initially annulled by the Bolivian Public Works Ministry (the “Ministry”), which supervises the ATT; however, the ATT was allowed to re-impose the fine, which it did, although it noted in its findings that the outage was a force majeure event. NuevaTel filed an appeal to the Ministry against the re-imposition of the fine. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million for the fine in its financial statements in the third quarter of 2018. NuevaTel has appealed the Ministry’s decision to the Supreme Tribunal of Justice. On May 22, 2019, the ATT ordered NuevaTel to pay the fine it had imposed. NuevaTel has responded that it is not obligated to pay until the Supreme Tribunal rules on its appeal. The ATT has the right to initiate a separate court proceeding against NuevaTel to collect the fine.

NuevaTel’s license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract’s term and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the license contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel’s current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. In February 2019, NuevaTel signed its new license agreement. The agreement governs (but does not replace) NuevaTel’s existing spectrum grants and its concessions to provide mobile voice services and data services.

NuevaTel’s initial 1900 MHz spectrum grant and its mobile and data services concessions are due to be renewed in November 2019. The Company expects, but cannot guarantee, that this spectrum grant and the service concessions will be renewed at that time. NuevaTel anticipates that the government will not assess a charge for the renewal of the mobile and data service concessions, but it will be required to pay a fee to renew the 1900 MHz spectrum grant. The government has not specified a price for renewal; however, based on the fee paid by Tigo in connection with its 2015 spectrum grant renewal, NuevaTel estimates that it will be required to pay approximately $25 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and with a portion of the proceeds of the sale-leaseback of NuevaTel’s towers entered into in February 2019.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. Entel normally receives most of the universal service tax receipts paid to the government by telecom carriers; Entel uses these funds to expand its network in rural areas that are otherwise unprofitable to serve. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amount for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).

Bolivia - Operating Results

	Three Months Ended		Six Months Ended
	June 30,		June 30,		% Variance
(in millions, unless otherwise noted)	2019	2018	2019	2018	3 mo. vs 3 mo.		6 mo. vs 6 mo.

Service revenues	$51.5	$60.8	$103.6	$120.4	(15%	)	(14%	)
Total revenues	$53.1	$61.5	$108.0	$121.9	(14%	)	(11%	)
Data as a % of wireless service revenues (1)	48%	46%	48%	46%	n/m		n/m
Bolivia Adjusted EBITDA	$11.4	$18.3	$25.6	$35.2	(38%	)	(27%	)
Bolivia Adjusted EBITDA Margin(2)	22%	30%	25%	29%	n/m		n/m

Postpaid Subscribers (in thousands)
Net (losses) additions	(1)	4	(5)	5	(119%	)	(196%	)
Total postpaid subscribers	332	346	332	346	(4%	)	(4%	)

Prepaid Subscribers (in thousands)
Net (losses) additions	(23)	18	(37)	73	(226%	)	(150%	)
Total prepaid subscribers	1,597	1,872	1,597	1,872	(15%	)	(15%	)

Other wireless subscribers (in thousands)(3)	58	60	58	60	(3%	)	(3%	)
Total wireless subscribers (in thousands)	1,988	2,278	1,988	2,278	(13%	)	(13%	)

Blended wireless churn	7.03%	8.19%	6.71%	7.62%	n/m		n/m
Postpaid churn	2.06%	1.69%	2.02%	1.78%	n/m		n/m

Monthly blended wireless ARPU (not rounded)	$8.46	$8.87	$8.50	$8.89	(5%	)	(4%	)
Monthly postpaid wireless ARPU (not rounded)	$20.50	$23.28	$20.24	$22.55	(12%	)	(10%	)
Monthly prepaid wireless ARPU (not rounded)	$5.67	$5.88	$5.75	$5.99	(4%	)	(4%	)
Capital expenditures(4)	$5.6	$7.9	$9.9	$12.2	(29%	)	(18%	)
Capital intensity	11%	13%	10%	10%	n/m		n/m

n/m - not meaningful
(1)Definition of data revenues has been updated to exclude revenues related to SMS usage. See "Definitions and Reconciliations of Non-GAAP Measures- Key Industry Performance Measures-Definitions" in this MD&A.
(2)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia service revenues.
(3)Includes public telephony and other wireless subscribers.
(4)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Three and Six Months Ended June 30, 2019 Compared to Same Periods in 2018

Service revenues declined $9.3 million and $16.9 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to a $5.5 million and $10.2 million decline in prepaid revenues for the three and six months ended June 30, 2019, respectively, reflecting a decline in the subscriber base due to increased competition. Postpaid revenues declined $3.6 million and $5.9 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, due to a $1.2 million and $2.6 million impact, respectively, in those periods of the implementation of the new revenue standard in 2019 and related reallocation from service to equipment revenue, along with a decline in voice usage. Prepaid and postpaid service revenues were also impacted by competition in the market which resulted in lower voice and data pricing.

Data revenues represented 48% of wireless services revenues for both the three and six months ended June 30, 2019, an increase from 46% over the same both periods in 2018. LTE adoption increased to 42% as of June 30, 2019 from 21% as of June 30, 2018. Growth of LTE users and data usage per LTE user continues, driving an overall increase in data consumption and partially offset pricing pressure in the market.

Total revenues declined $8.5 million and $13.9 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, due to the decrease in service revenues discussed above.

For the three and six months ended June 30, 2019 compared to the same periods in 2018, operating expenses decreased $2.6 million and $8.3 million, respectively, largely due to the following:

  Cost of service decreased $0.8 million and $1.4 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to a decrease in interconnection costs due to lower voice and SMS traffic terminating outside of NuevaTel’s network and lower site maintenance costs due to renegotiated contracts with vendors. These decreases were partially offset by increases of $0.7 million and $1.2 million in site rents for the three and six month periods, respectively, primarily due to the NuevaTel tower sale-leaseback transaction. For additional information, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements;

  Cost of equipment sales decreased $1.5 million and $2.4 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, mainly due to a decrease in the number of handsets sold;

  Sales and marketing remained flat and decreased $0.9 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, due to the implementation of the new revenue standard in 2019 and related deferral of certain contract acquisition costs. This resulted in a $1.2 million and $2.8 million decline in sales and marketing for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. This decrease was partially offset by an increase in customer retention expenses in 2019 when compared to the same periods in 2018 due to a decrease in the accrual for customer loyalty program of $1.4 million and $2.2 million for the three and six months ended June 30, 2018, respectively;

  General and administrative increased $0.5 million and $4.6 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. The increase for the three months ended June 30, 2019 was primarily due to increased consulting services in connection with NuevaTel’s business optimization initiatives. The increase for the six months ended June 30, 2019 was primarily due to $4.3 million of costs incurred in connection with the initial closing of the NuevaTel tower sale-leaseback transaction and related transaction taxes, bank fees and other deal costs; and

  Gain on disposal of assets and sale-leaseback transaction increased $1.0 million and $8.3 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, due to the gain recognized in the 2019 periods related to the tower sale-leaseback transaction.

Bolivia Adjusted EBITDA declined $6.9 million and $9.7 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to the decrease in service revenues. These declines were partially offset by the $0.4 million and $1.8 million impact for such periods, respectively, of the implementation of the new revenue standard in 2019 and resulting deferral of certain commissions costs and a year over year decline in equipment subsidies.

Capital expenditures declined $2.3 million and $2.2 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, mainly due to timing of spending.

Subscriber Count

Bolivia’s wireless subscriber base has historically been predominantly prepaid, although the postpaid portion of the base has grown in recent years. In addition to prepaid and postpaid, Bolivia’s wireless subscriber base includes public telephony subscribers, as well as fixed wireless subscribers; these subscribers comprised 3% of the overall subscriber base as of June 30, 2019.

Bolivia’s wireless subscriber base declined 13% as of June 30, 2019, compared to June 30, 2018, resulting from a 15% decline in prepaid subscribers and a 4% decline in postpaid subscribers.

The decrease in prepaid subscribers is largely due to a promotion which increased activations in 2018 and concluded at the end of the second quarter of 2018. A significant portion of subscribers included in the June 30, 2018 subscriber base due to this promotion were deactivated in the third quarter of 2018.

Blended Wireless ARPU

Bolivia’s blended wireless ARPU is generally driven by LTE adoption, the mix and number of postpaid and prepaid subscribers, service rate plans and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, SMS and value-added services also have an impact on Bolivia’s blended wireless ARPU.

Blended wireless ARPU decreased 5% and 4% for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. These decreases were primarily driven by the decline in voice ARPU. Data consumption increased considerably during the period; however, these increases were offset by declines in data pricing associated with the more competitive wireless market. Postpaid wireless ARPU declined 12% and 10%, respectively, for the three and six months ended June 30, 2019, partially driven by the $1.2 million and $2.6 million impact for implementation of the new revenue standard in 2019 and related reallocation from service to equipment revenue. Without the impact of the new revenue standard, postpaid wireless ARPU would have declined 7% and 5%, respectively, in the periods.

Bolivia Business Outlook, Competitive Landscape and Industry Trend

The Bolivia Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2018.

Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from our Condensed Consolidated Financial Statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in our Condensed Consolidated Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.

Selected balance sheet information

The following table shows selected consolidated financial information for the Company’s financial position as of June 30, 2019 and December 31, 2018. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data

	As of June 30,		As of December 31,
(in millions, except as noted)	2019		2018	Change includes:
Cash and cash equivalents	$86.1		$43.9	Increase is primarily due to cash proceeds of $ 64.3 million related to the NuevaTel tower sale-leaseback transaction along with proceeds from debt, net of payments, partially offset by purchase of property and equipment.
% Change	96%

All other current assets	145.3		154.6	Decrease is due to declines in 2degrees’ inventory balance, partially offset by the Company’s implementation of the new revenue standard and related capitalization of contract assets and contract costs.
% Change	(6%	)

Property, equipment and intangibles	450.2		475.8	Decrease is due to additions during the period being less than depreciation and amortization. There was also a decline attributable to the NuevaTel tower sale-leaseback transaction.
% Change	(5%	)

All other non-current assets	82.8		64.6	Increase is due to the increase in the deferred tax asset primarily as a result of the NuevaTel tower sale-leaseback transaction.
% Change	28%

Total assets	$764.4		$739.0

Current portion of long-term debt	$16.1		$8.3	Increase is primarily due to an outstanding balance as of June 30, 2019 of $4.5 million under the working capital facility under the New Zealand senior facilities agreement. No amounts were drawn on this facility as of December 31, 2018.
% Change	94%

All other current liabilities	190.0		224.0	Decrease reflects the decline in handset purchases at 2degrees and decline in accounts payable and construction accounts payable at 2degrees and NuevaTel. These decreases were partially offset by an income tax accrual at NuevaTel including the impact of the gain on the tower sale-leaseback transaction and the recognition of the current portion of deferred gain related to the NuevaTel tower sale- leaseback transaction.
% Change	(15%	)

Long-term debt	523.8		498.5	Increase is primarily due to the recognition of the financing obligation related to the NuevaTel tower sale-leaseback transaction and drawdowns on a Bolivian bank loan and the New Zealand senior facilities agreement. These increases were partially offset by the transfers to current portion of long-term debt of amounts due within one year.
% Change	5%

All other non-current liabilities	76.1		41.8	Increase is due to the long-term portion of deferred gain related to the NuevaTel tower sale-leaseback transaction.
% Change	82%

Total shareholders' deficit	(41.5)		(33.6)	Increase in deficit is primarily due to the net loss during the first half of 2019 and NuevaTel’s dividends distributed to noncontrolling interest, partially offset by the cumulative effect of initially applying the new revenue standard as of January 1, 2019.
% Change	(23%	)

Total liabilities and shareholders' deficit	$764.4		$739.0

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP. Amounts related to the amortization of imputed discount on EIP receivables have been reclassified for all periods from Other, net and are now included as a component of service revenues and amounts related to the change in fair value of warrant liability have been reclassified from Other, net to conform to the current period presentation. These reclassifications had no effect on previously reported net (loss) income.

(in millions, except per share
amounts)	2019			2018			2017
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Service revenues	$136.1	$135.1	$139.0	$141.0	$147.6	$148.9	$143.5	$153.0
Equipment sales	43.5	52.6	68.0	49.4	50.5	53.8	58.9	38.8
Total revenues	179.6	187.7	207.0	190.4	198.1	202.7	202.5	191.8
Operating expenses	(172.9)	(175.6)	(198.9)	(184.2)	(193.1)	(200.4)	(198.8)	(184.1)
Operating income	6.7	12.1	8.0	6.3	5.0	2.3	3.7	7.7
Interest expense	(11.8)	(11.8)	(12.2)	(11.1)	(11.5)	(11.1)	(11.1)	(11.2)
Change in fair value of warrant liability	0.1	(0.4)	0.3	0.9	2.8	2.3	5.6	-
Debt modification and extinguishment costs	-	-	-	(4.2)	-	-	-	-
Other, net	(0.2)	(1.2)	(0.3)	(4.9)	(0.5)	1.0	0.5	0.5
Loss before income taxes	(5.2)	(1.2)	(4.3)	(13.0)	(4.1)	(5.5)	(1.3)	(3.0)
Income tax (expense) benefit	(1.1)	(1.7)	-	(0.9)	(2.2)	(1.8)	(1.0)	(2.6)
Net loss	(6.4)	(2.9)	(4.2)	(13.9)	(6.3)	(7.3)	(2.4)	(5.6)
Net loss (income) attributable to noncontrolling interests	0.7	(1.1)	0.3	5.5	2.9	2.8	2.6	1.4
Net (loss) income attributable to TIP Inc.	$(5.6)	$(4.0)	$(3.9)	$(8.4)	$(3.4)	$(4.5)	$0.3	$(4.1)

Net (loss) income attributable to TIP Inc. per share:
Basic	$(0.10)	$(0.07)	$(0.07)	$(0.15)	$(0.06)	$(0.09)	$0.01	$(0.10)
Diluted	$(0.10)	$(0.07)	$(0.07)	$(0.15)	$(0.07)	$(0.09)	$(0.03)	$(0.10)

Quarterly Trends and Seasonality

The Company’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand and Bolivia’s service revenues and overall operating performance are affected by:

  Lower prepaid subscribers due to shift in focus to postpaid sales;
  Higher usage of wireless data due to migration from 3G to 4G LTE;
  Increased competition leading to larger data bundles offered for price which has contributed to lower data ARPU;
  Stable postpaid churn, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers and the Company’s enhanced subscriber service efforts;
  Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;

  Lower roaming revenue as network-coverage enhancements are made, as well as increased uptake of value-added roaming plans;
  Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
  Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly- sought devices;
  Seasonal promotions which are typically more significant in periods closer to year-end;
  Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;
  Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decrease in costs associated with a decline in voice usage; and
  Higher costs associated with the retention of high-value subscribers.

Trends in New Zealand’s service revenues and operating performance that are unique to its fixed broadband business include:

  Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
  Subscribers bundling their service plans at a discount;
  Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;
  Availability of fiber services in a particular area or general network coverage; and
  Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of June 30, 2019, the Company had approximately $86.1 million in cash and cash equivalents, of which $12.3 million was held by 2degrees, $68.4 million was held by NuevaTel and $5.4 million was held at headquarters and others. The cash and cash equivalents held by NuevaTel include $54.8 million of remaining net cash proceeds from the initial closing of the tower sale-leaseback transaction. Net cash proceeds from the tower sale are subject to certain reinvestment conditions or must otherwise be used to make an offer to purchase Trilogy LLC’s senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The net cash proceeds reinvested as of June 30, 2019, were reinvested in accordance with such conditions. The Company had $8.9 million of available capacity under the working capital facility in the New Zealand senior facilities agreement as of June 30, 2019. Cash and cash equivalents increased $42.2 million since December 31, 2018, primarily from the $64.3 million cash consideration received upon the initial closing of the sale-leaseback of 400 towers in Bolivia completed in February 2019. Of the $64.3 million cash consideration, $49.9 million was considered investing activity and the remaining considered financing activity. For additional information, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements. For the six months ended June 30, 2019, cash was primarily used for the purchase of property and equipment.

In November 2019, the license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings will expire. NuevaTel expects to renew the license and estimates that a payment of approximately $25 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from reinvestment of a portion of the proceeds of the sale-leaseback of NuevaTel’s towers.

In August 2019, NuevaTel entered into an agreement with the purchaser under the sale-leaseback transaction entered into in February 2019 to complete a second closing of the transaction. The second closing will include 143 towers with cash consideration of $20.2 million expected to be received in August 2019. Upon completion and funding of the second closing, 543 sites will have been closed under the transaction for total proceeds of $84.5 million, and the remaining sites are anticipated to close under the arrangement during the remainder of 2019. See discussion in Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements for additional information regarding the sale-leaseback transaction.

Selected cash flows information

The following table summarizes the Condensed Consolidated Statements of Cash Flows for the periods indicated:

	Six Months Ended June30,		% Variance
(in millions)	2019	2018	2019 vs 2018

Net cash provided by (used in)
Operating activities	$6.7	$12.2	(45%	)
Investing activities	11.1	(21.7)	151%
Financing activities	24.1	(5.1)	569%
Net increase (decrease) in cash and cash equivalents	$41.9	$(14.6)	387%

Cash flow provided by operating activities

Cash flow provided by operating activities decreased by $5.6 million for the six months ended June 30, 2019, compared to the same period in 2018. This change was mainly due to changes in certain working capital accounts, including cash used to purchase current assets due to timing of payments.

Cash flow provided by investing activities

Cash flow provided by investing activities increased by $32.8 million for the six months ended June 30, 2019, compared to the same period in 2018, primarily due to $49.9 million in cash proceeds received in the first quarter of 2019 from the initial closing of the NuevaTel tower sale-leaseback transaction. For additional information, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements. This inflow was partially offset by a decrease in the maturities and sales of short-term investments for the six months ended June 30, 2019, compared to same period in 2018.

Cash flow provided by financing activities

Cash flow provided by financing activities increased by $29.2 million for the six months ended June 30, 2019, compared to the same period in 2018. This change is primarily due to proceeds of $14.5 million from the NuevaTel tower transaction financing obligation and a $13.0 million increase in net cash proceeds from drawdowns of the New Zealand senior facilities agreement during the six months ended June 30, 2019. For additional information regarding the financing obligation, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company’s future obligations due by period as of June 30, 2019 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2020 to	2022 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2019	2021	2023	2024

Long-term debt, including current portion(1)	$548.2	$10.8	$169.6	$358.1	$9.6
Interest on long-term debt and obligations(2)	116.1	20.8	76.5	17.2	1.6
Operating leases	199.2	13.1	48.3	41.1	96.8
Purchase obligations(3)	135.5	52.1	52.6	16.1	14.7
Long-term obligations(4)	9.3	6.6	1.5	1.1	0.1

Total	$1,008.2	$103.4	$348.5	$433.6	$122.8

(1) Excludes the impact of a $2.5 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.
(2) Includes contractual interest payments using the interest rates in effect as of June 30, 2019.
(3) Purchase obligations are the contractual obligations under service, product and handset contracts.
(4) Includes the fair value of derivative financial instruments as of June 30, 2019. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers’ joint venture to fund a portion of the country’s rural broadband infrastructure project. As of June 30, 2019, we have included the estimated outstanding obligation for 2degrees’ investments under this agreement of approximately $13.1 million, based on the exchange rate at that date, through 2022. This obligation is included in “Purchase obligations” in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

Effect of inflation

The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the Company’s Condensed Consolidated Financial Statements as of June 30, 2019.

Transactions with Related Parties

2degrees had two separate loans from wholly owned subsidiaries of Trilogy LLC, which are eliminated upon consolidation, totaling approximately $14.4 million (including interest) as of June 30, 2019. Such loans are convertible into additional equity of 2degrees at the option of Trilogy LLC. In July 2019, 2degrees paid $10.2 million to one of the wholly owned subsidiaries of Trilogy LLC, reducing the aggregate amount of these loans. If all conversion rights under such loans were exercised at June 30, 2019 and adjusted for the July 2019 payment, the impact would be an increase in Trilogy LLC’s current 73.3% ownership interest in 2degrees by approximately 0.2%, subject to certain pre-emptive rights.

The Company and its officers have used, and may continue to use, for Company purposes jet airplanes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. There were no such reimbursements made during the three and six months ended June 30, 2019 or 2018.

For additional information on related party transactions, see Note 19 – Related Party Transactions to our Consolidated Financial Statements for the year ended December 31, 2018.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements for the year ended December 31, 2018. The preparation of the Company’s audited and unaudited consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as discussed in the notes to the Condensed Consolidated Financial Statements, there have been no other changes in the Company’s accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in TIP Inc.’s MD&A and Consolidated Financial Statements (see Note 9 – Derivatives Financial Instruments) for the year ended December 31, 2018.

Disclosure of Outstanding Share Data

As of the date of this filing, there were 58,265,820 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Trilogy LLC Class C Units (including unvested units) – redeemable for Common Shares	26,663,383

Warrants	13,402,685

Restricted share units (unvested)	2,438,527

Deferred share units	158,914

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 42,663,509 Common Shares.

Risk and Uncertainty Affecting the Company’s Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized under the heading “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and are described under the heading “Risk Factors” in the 2018 AIF filed by TIP Inc. on SEDAR and on EDGAR (with TIP Inc.’s Annual Report on Form 40-F) on March 27, 2019 and available on TIP Inc.’s SEDAR profile at www.sedar.com and TIP Inc.’s EDGAR profile at www.sec.gov.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is made known to the CEO and CFO to ensure appropriate and timely decisions are made regarding public disclosure.

Management’s Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the Company’s CEO and CFO, is responsible for establishing adequate internal controls over financial reporting, which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. However, due to their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements and fraud. Management has used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to establish and maintain adequate design of the Company’s internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

During the six months ended June 30, 2019, there have been no changes made in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of a control system are met.

Due to their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all misstatements and fraud. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage the capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); gain on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net loss.

	Three Months Ended		Six Months Ended
Consolidated Adjusted EBITDA	June 30,		June 30,
(in millions)	2019	2018	2019	2018
Net loss	$(6.4)	$(6.3)	$(9.2)	$(13.6)

Interest expense	11.8	11.5	23.5	22.6
Depreciation, amortization and accretion	27.7	28.8	54.4	56.7
Income tax expense	1.1	2.2	2.8	4.0
Change in fair value of warrant liability	(0.1)	(2.8)	0.3	(5.1)
Other, net	0.2	0.5	1.4	(0.5)
Equity-based compensation	1.2	2.2	2.0	3.9
(Gain) loss on disposal of assets and sale- leaseback transaction	(0.2)	0.1	(7.6)	-
Transaction and other nonrecurring costs(1)	0.4	1.5	5.2	2.4
Consolidated Adjusted EBITDA(2)	$35.7	$37.5	$72.8	$70.3
Consolidated Adjusted EBITDA Margin	26%	25%	27%	24%

Notes:
(1)2018 includes costs related to the implementation of the new revenue recognition standard of approximately $0.8 million and $1.3 million for the three months and six months ended June 30, 2018, respectively, and other nonrecurring costs. 2019 includes costs related to the NuevaTel tower sale-leaseback transaction of approximately $3.9 million for the six months ended June 30, 2019 and other nonrecurring costs.
(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary, Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary and, as such, the Company consolidates 100% of SSI’s net income (losses). The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to increase Adjusted EBITDA by $0.1 million and $0.2 million for the three and six months ended June 30, 2019, respectively, and decrease Adjusted EBITDA by $0.1 million and $0.1 million for the three and six months ended June 30, 2018, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the Trilogy LLC 2022 Notes, the following is a reconciliation of Trilogy LLC Consolidated EBITDA as defined in the indenture, to Consolidated Adjusted EBITDA.

Trilogy LLC Consolidated EBITDA
	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions)	2019	2018	2019	2018

Consolidated Adjusted EBITDA	$35.7	$37.5	$72.8	$70.3
Realized gain on foreign currency	1.3	0.2	0.9	0.3
Interest income	0.1	0.2	0.2	0.4
Fines and penalties	-	-	-	0.2
New accounting standard impacts(1)	(2.9)	-	(7.1)	-
TIP Inc. Adjusted EBITDA	0.1	0.1	0.2	0.2
Trilogy LLC Consolidated EBITDA	$34.3	$37.9	$67.0	$71.3

(1)Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the Trilogy LLC 2022 Notes, excludes impacts of accounting standards adopted subsequent to the issuance of the Trilogy LLC 2022 Notes. For additional information and details regarding adopting the new revenue standard in 2019 including the impact on Trilogy LLC Consolidated EBITDA, see Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 11 - Revenue from Contracts with Customers to the Condensed Consolidated Financial Statements.

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for wireline subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions)	2019	2018	2019	2018

Cost of equipment sales	$45.7	$55.0	$98.7	$113.0
Less: Equipment sales	(43.5)	(50.5)	(96.2)	(104.3)
Equipment Subsidy	$2.1	$4.5	$2.5	$8.7

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP.

  Monthly average revenues per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

  Wireless data revenues (“data revenues”) is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service and value-added services by subscribers over the wireless network through their devices. Beginning with the third quarter of 2018, data revenues no longer include revenues from the use of short messaging service (“SMS”).

  Wireless service revenues (“wireless service revenues”) is a component of total revenues that excludes wireline revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenue calculations.

  Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

  Service revenues (“service revenues”) is a component of total revenues that excludes equipment sales.

  Churn (“churn”) is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

  Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total sales and marketing plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

  Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

  Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total service revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.